December 16, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Jeffrey Riedler, Assistant Director
Daniel Greenspan
Johnny Gharib
Tabatha McCullom
Lisa Vanjoske

Re:	Juno Therapeutics, Inc.
Registration Statement on Form S-1 (File No. 333-200293)
Form 8-A (File No. 001-36781)

Acceleration Request
	Requested Date:	December 18, 2014
	Requested Time:	4:30 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and Rule 12d1-2 of the Securities Exchange Act of 1934, as amended, Juno Therapeutics, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-200293) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) (the “Registration Statement Acceleration Request”). In connection with the Registration Statement Acceleration Request, the Company hereby requests that the above referenced Form 8-A (File No. 001-36781) also be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the Staff. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Ben Dickson at (206) 883-2568.

In connection with the acceleration request, the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

Securities and Exchange Commission

December 16, 2014

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company understands that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the offering of the securities covered by the Registration Statement.

[Signature page follows]

* * * *

Securities and Exchange Commission

December 16, 2014

Sincerely,

JUNO THERAPEUTICS, INC.

/s/ Bernard J. Cassidy

Bernard J. Cassidy
General Counsel and Secretary

cc:	Hans Bishop, Juno Therapeutics, Inc.

Steven Harr, Juno Therapeutics, Inc.

Patrick J. Schultheis, Wilson Sonsini Goodrich & Rosati P.C.

Michael Nordtvedt, Wilson Sonsini Goodrich & Rosati P.C.

Shayne Kennedy, Latham & Watkins LLP